

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2009

By U.S. mail and facsimile to (616) 364-5558

Mr. Michael R. Cole, Chief Financial Officer
Universal Forest Products, Inc.
2801 East Beltline, N.E.
Grand Rapids, MI 49525

   RE: Universal Forest Products, Inc.
      Form 10-K for the fiscal year ended December 27, 2008
      File No. 0-22684

Dear Mr. Cole:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Terence O'Brien
        Branch Chief